Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-181172

Filed on May 31, 2012

MONMOUTH REAL ESTATE INVESTMENT CORPORATION

7.875% SERIES B CUMULATIVE REDEEMABLE PREFERRED STOCK

($25.00 LIQUIDATION PREFERENCE PER SHARE)

Final Term Sheet

May 31, 2012

Issuer: Monmouth Real Estate Investment Corporation

Security: 7.875% Series B Cumulative Redeemable Preferred Stock, $0.01 par value per share (the “Series B Preferred Stock”)

Shares Offered: 2,000,000 shares (2,300,000 shares if the overallotment is exercised in full)

Trade Date: May 31, 2012

Settlement and Delivery Date: June 7, 2012 (T + 5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade shares of Series B Preferred Stock prior to June 7, 2012 will be required, by virtue of the fact that the shares of Series B Preferred Stock initially settle in T + 5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Series B Preferred Stock who wish to trade the Series B Preferred Stock prior to their date of delivery hereunder should consult their advisors.

Public Offering Price: $25.00 liquidation preference per share; $50,000,000 in aggregate liquidation preference (assuming the overallotment option is not exercised).

Underwriting Discount: $0.7875 per share; $1,575,000 total (assuming the overallotment option is not exercised).

Proceeds Before Expenses, to the Issuer: $24.2125 per share; $48,425,000 total (assuming the overallotment option is not exercised).

Dividend Rate: 7.875% per annum of the $25.00 liquidation preference (equivalent to approximately $1.96875 per annum per share).

Dividend Payment Dates: On or about the 15th day of March, June, September and December, commencing September 17, 2012.

Liquidation Preference: $25.00 per share plus an amount equal to any accumulated but unpaid dividends thereon (whether or not declared) to, but not including, the date of such payment.

Optional Redemption: On and after June 7, 2017, the Issuer may, at its option, redeem the Series B Preferred Stock, in whole or in part, from time to time, for a cash redemption price per share equal to $25.00 plus all accumulated and unpaid dividends thereon (whether or not declared) to, but not including, the redemption date.

Special Optional Redemption: Upon the occurrence of a Delisting Event (as defined below), the Issuer may, at its option and subject to certain conditions, redeem the Series B Preferred Stock, in whole or in part, within 90 days after the Delisting Event, for a cash redemption price per share of Series B Preferred Stock equal to $25.00 plus any accumulated and unpaid dividends thereon (whether or not declared), to, but not including, the redemption date.

Upon the occurrence of a Change of Control (as defined below), the Issuer may, at its option and subject to certain conditions, redeem the Series B Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for a cash redemption price per share of Series B Preferred Stock equal to $25.00 plus any accumulated and unpaid dividends thereon (whether or not declared) to, but not including, the redemption date.

Delisting Event: Occurs when, after the original issuance of the Series B Preferred Stock, both (i) the Series B Preferred Stock is not listed on the New York Stock Exchange, or the NYSE, the NYSE Amex or the NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or the NASDAQ, and (ii) the Issuer is not subject to the reporting requirements of the Exchange Act, but any Series B Preferred Stock is outstanding.

Change of Control: Occurs when, after the original issuance of the Series B Preferred Stock, the following have occurred and are continuing:

  the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions, of shares of the Issuer’s stock entitling that person to exercise more than 50% of the total voting power of all outstanding shares of the Issuer’s stock entitled to vote generally in the election of directors (and such a person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

  following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE Amex or the NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or the NASDAQ.

Shares of Series B Preferred Stock designated for redemption will not be eligible to be converted upon the occurrence of a Delisting Event or Change of Control.

Conversion Rights: Upon the occurrence of a Delisting Event or a Change of Control, each holder of the Series B Preferred Stock will have the right (unless, prior to the applicable conversion date, the Issuer provides notice of its election to redeem such shares of Series B Preferred Stock) to convert all or part of the shares of Series B Preferred Stock held by such holder on the applicable conversion date into a number of shares of common stock per share of Series B Preferred Stock to be converted equal to the lesser of:

  the quotient obtained by dividing (i) the sum of $25.00 plus the amount of any accumulated and unpaid dividends thereon (whether or not declared) to, but not including, the applicable conversion date (unless the applicable conversion date is after a record date set for payment of a dividend on the Series B Preferred Stock and on or prior to the corresponding dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Share Price (as defined below); and

  8.2021, or the Share Cap, subject to adjustments to the Share Cap for any splits, subdivisions or combinations of the common stock;

in each case, on the terms and subject to the conditions described in the Issuer’s preliminary prospectus, including provisions for the receipt, under specified circumstances, of alternative consideration as described in the Issuer’s preliminary prospectus. For example, if the Common Share Price is less than $3.048 (which is approximately 30% of the per-share closing sale price of the common stock on May 31, 2012), subject to adjustment, holders will receive a maximum of 8.2021 shares of common stock per share of the Series B Preferred Stock, which may result in a holder receiving value that is less than the liquidation preference of the Series B Preferred Stock.

The ‘‘Common Share Price’’ for any Change of Control will be (i) if the consideration to be received in the Change of Control by holders of shares of common stock is solely cash, the amount of cash consideration per share of common stock, and (ii) if the consideration to be received in the Change of Control by holders of shares of common stock is other than solely cash, the average of the closing price per share of the common stock on the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control. The ‘‘Common Share Price’’ for any Delisting Event will be the average of the closing price per share of common stock on the 10 consecutive trading days immediately preceding, but not including, the effective date of the Delisting Event.

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NYSE Listing Symbol: MNR-PRB

CUSIP: 609720 305

ISIN: US6097203052

Sole Book-Running Manager: BMO Capital Markets Corp.

The Issuer has filed a registration statement (including a preliminary prospectus dated May 29, 2012) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from BMO Capital Markets Corp. by calling toll-free 1-800-414-3627.

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